

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 25, 2015

<u>Via E-mail</u>
Bassam Damaj
President
Innovus Pharmaceuticals, Inc.
9171 Towne Center Drive, Suite 440
San Diego, CA 92122

Re: Innovus Pharmaceuticals, Inc.
Registration Statement on Form S-1
Filed September 11, 2015
File No. 333-206890

Dear Mr. Damaj:

We have limited our review of your registration statement to the issues we have addressed in our comments. If you believe our comments do not apply to your facts and circumstances, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to our comments, we may have additional comments.

<u>Prospectus Cover Page</u>

1. Given the size of the offering relative to the number of shares outstanding held by non-affiliates, the difference between the amount received by the company and the market value of the securities received by the selling shareholders, the short holding period by the investors prior to registration and the significant possibility that the offering could expose investors in your shares to even more dilution in the event of a default, the transaction appears to really be on behalf of the issuer. Please provide a detailed analysis of why the transaction is appropriately characterized as a secondary offering that is eligible to be made under Rule 415(a)(1)(i). For more information, please refer to Securities Act Rules C&DI Question 612.09. Alternatively, revise your section to clearly identify a fixed price at which the selling security holders will sell the shares.

<u>Prospectus Summary, page 1</u>

2. Revise this section to disclose the total dollar value of the securities that you sold as part of the placement of the convertible notes that you have registered for resale (using the number of underlying securities that you have registered for resale and the market price per share for those securities on the date of the sale of the convertible notes).

3. Revise this section to discuss, in detail, the impact of a default on the notes on the amount of securities that can be issued under the convertible notes and the price at which the notes convert. Present the total number of shares that could be issued in the event of default based on the 60% of 10 day volume weighted average price contemplated in the promissory note (Exhibit 4.2 to the 8-K filed September 2, 2015).

Summary of the Offering, page 2

4. Please revise us with a tabular disclosure of the dollar amount of each payment (including the value of any payments to be made in common stock) in connection with the transaction that you have made or may be required to make to any selling shareholder, any affiliate of a selling shareholder, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (including any interest payments, liquidated damages, payments made to "finders" or placement agents," and any other payments or potential payments). Please provide footnote disclosure of the terms of each such payment. Please do not include any repayment of principal on the convertible notes in this disclosure.

Further, please provide us, with a view toward disclosure in the prospectus, with disclosure of the net proceeds to the issuer from the sale of the convertible notes and the total possible payments to all selling shareholders and any of their affiliates in the first year following the sale of convertible notes.

5. Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of:

- The total possible profit to be realized as a result of any conversion discounts for securities underlying the convertible notes, presented in a table with the following information disclosed separately:
  o The market price per share of the underlying securities on the date of the sale of the of the convertible note;
  o The market price per share of the issuance shares;
  o The conversion/exercise price per share as of the date of the sale of that convertible note, calculated as follows:
    ▪ If the conversion/exercise price per share is set at a fixed price, use the price per share on the date of the sale of that convertible note; and
    ▪ If the conversion/exercise price per share is not set at a fixed price and, instead, is set at a floating rate in relationship to the market price of the underlying security, use the conversion/exercise discount rate and the market rate per share on the date of the sale of the convertible note and determine the conversion price per share as of that date;
- The total possible shares to be received under the convertible note (assuming complete conversion/exercise);

- The total possible shares to be received under the convertible note in the event of a default;
- The combined market price of the total number of underlying shares, calculated by using the market price per share on the date of the sale of the convertible note and the total possible shares to be received;
- The total possible shares to be received and the combined conversion price of the total number of shares underlying the convertible note calculated by using the conversion price on the date of the sale of the convertible note and the total possible number of underlying shares; and
- The total possible discount to the market price as of the date of the sale of the convertible note, calculated by subtracting the total conversion/exercise price on the date of the sale of the convertible note from the combined market price of the total number of underlying shares on that date.

6. Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of:

- The total possible profit to be realized as a result of any conversion discounts for securities underlying any other warrants, options, notes or other securities of the issuer that are held by the selling stockholders or any affiliates of the selling stockholders, presented in a table with the following information disclosed separately:
  - The market price per share of the underlying securities on the date of the sale of the of that other security;
  - The conversion/exercise price per share as of the date of the sale of that other security, calculated as follows:
    - If the conversion/exercise price per share is set at a fixed price, use the price per share on the date of the sale of that other security; and
    - If the conversion/exercise price per share is not set at a fixed price and, instead, is set at a floating rate in relationship to the market price of the underlying security, use the conversion/exercise discount rate and the market rate per share on the date of the sale of that other security and determine the conversion price per share as of that date;
- The total possible shares to be received under the particular securities (assuming complete conversion/exercise);
- The combined market price of the total number of underlying shares, calculated by using the market price per share on the date of the sale of that other security and the total possible shares to be received;
- The total possible shares to be received and the combined conversion price of the total number of shares underlying that other security calculated by using the conversion price on the date of the sale of that other security and the total possible number of underlying shares; and
- The total possible discount to the market price as of the date of the sale of that other security, calculated by subtracting the total conversion/exercise price on the date of

the sale of that other security from the combined market price of the total number of underlying shares on that date.

7. Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of:

- the gross proceeds paid or payable to the issuer in the convertible note transaction;
- all payments that have been made or that may be required to be made by the issuer that are disclosed in response to Comment Four;
- the resulting net proceeds to the issuer; and
- the combined total possible profit to be realized as a result of any conversion discounts regarding the securities underlying the convertible note and any other warrants, options, notes, or other securities of the issuer that are hold by the selling stockholders or any affiliates of the selling stockholders that is disclosed on response to Comment Five and Comment Six.

Further, please provide us, with a view toward disclosure in the prospectus, with disclosure – as a percentage – of the total amount of all possible payments as disclosed in response to Comment Four and the total possible discount to the market price of the shares underlying the convertible notes as disclosed in response to Comment Five divided by the net proceeds to the issuer from the sale of the convertible notes, as well as the amount of that results percentage averaged over the term of the convertible notes.

8. Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of all prior securities transactions between the issuer (or any of its predecessors) and the selling stockholders, any affiliates of the selling stockholders, or any person with whom any selling stockholders has a contractual relationship regarding the transaction (or any predecessors of those persons), with the table including the following information disclosed separately for each transaction:

- The date of the transaction;
- The number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction;
- The number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction and held by persons other than the selling stockholders, affiliates of the company, or affiliates of the selling stockholders;
- The number of shares of the class of securities subject to the transaction that were issued or issuable in connection with the transaction;
- The percentage of total issued and outstanding securities that were issued or issuable in the transaction (assuming full issuance), with the percentage calculated by taking the number of shares issued and outstanding prior to the applicable transaction and held by persons other than the selling stockholders, affiliates of the company, or affiliates of the selling stockholders, and dividing that number by the

number of shares issued or issuable in connection with the applicable transactions;

- The market price per share of the class of securities subject to the transaction immediately prior to the transaction (reverse split adjusted, if necessary); and
- The current market price per share of the class of securities subject to the transaction (reverse split adjusted, if necessary).

7. Revise the registration statement to disclose:

- The number of shares outstanding prior to the convertible note transaction that are held by persons other than the selling stockholders, affiliates of the company, and affiliates of the selling stockholders;
- The number of shares registered for resale by the selling stockholders or affiliates of the selling stockholders in prior registration statements; and
- The number of shares registered for resale on behalf of the selling stockholders or affiliates of the selling stockholders in the current transaction.

In this analysis, the calculation of the number of outstanding shares should not include any securities underlying any outstanding convertible securities, options, or warrants.

8. Please provide us, with a view toward disclosure in the prospectus, with the following information:

- Whether the issuer has the intention, and a reasonable basis to believe that it will have the financial ability, to make all payments on the overlying securities; and
- Whether – based on information obtained from the selling stockholders – any of the selling stockholders have an existing short position in the company's common stock and, if any of the selling stockholders have an existing short position in the company's stock, the following information:
  o The date on which each such selling stockholder entered into that short position; and
  o The relationship of the date on which each such selling stockholder entered into that short position to the date of the announcement of the convertible note transaction and the filing of the registration statement (e.g., before or after the announcement of the convertible note transaction, before the filing or after the filing of the registration statement, etc.).

9. Please provide us, with a view toward disclosure in the prospectus, with:

- A materially complete description of the relationships and arrangements that have existed in the past three years or are to be performed in the future between the issuer (or any of its predecessors) and the selling stockholders, any affiliates of the selling stockholders, or any person with whom any selling stockholders has a contractual relationship regarding the transaction (or any predecessors of those persons) – the information provided should include, in reasonable detail, a complete description of the rights and obligations of the parties in connection with the sale of the convertible notes; and

- Copies of all agreements between the issuer (or any of its predecessors) and the selling stockholders, any affiliates of the selling stockholders, or any person with whom any selling stockholder has a contractual relationship regarding the transaction (or any predecessors of those person) in connection with the sale of the convertible notes.

If it is your view that such a description of the relationships and arrangements between and among those parties already is presented in the prospectus and that all agreements between and/or among those parties are included as exhibits to the registration statement, please provide us with confirmation of your view in this regard.

Selling Security Holders, page15

10. With respect to the shares to be offered for resale by each selling stockholder that is a legal entity, please disclose the natural person or persons who exercise the sole or shared voting and/or dispositive powers with respect to the shares to be offered by that stockholder.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comment, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Alla Berenshteyn at (202) 551-4325, or to Christian Windsor, Special Counsel, at (202) 551-3419 with any questions.

Sincerely,

/s/ Christian Windsor
Special Counsel
For

Suzanne Hayes
Assistant Director

cc: Via E-mail
        Jennifer Trowbridge
        Weintraub Law Group